Exhibit 11

                      FARAH INCORPORATED AND SUBSIDIARIES


         STATEMENT REGARDING COMPUTATION OF NET INCOME (LOSS) PER SHARE


Net income per share is based on weighted average shares of common stock and common stock equivalents outstanding. Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the Company's convertible subordinated debentures, which are not common stock equivalents, is not material. Net loss per share is based only on weighted average shares of common stock outstanding.